

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2023

Jan F. van Eck
President and Chief Executive Officer
VanEck Bitcoin Trust
c/o VanEck Digital Assets, LLC
666 Third Avenue, 9th Floor
New York, New York 10017

> **Re: VanEck Bitcoin Trust**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed December 8, 2023**
> **File No. 333-251808**

Dear Jan F. van Eck:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 17, 2023 letter.

Amendment No. 5 to Registration Statement on Form S-1

General

1. Please revise the "Fund Description" section of the Fact Sheet to clarify that the Trust is a passive investment vehicle that does not seek to generate returns beyond tracking the price of bitcoin.

Cover Page

2. We note your response to prior comment 2, but did not find responsive revised disclosure. Please revise your disclosure to identify the initial Authorized Participant as an underwriter, and disclose the initial price per Share.

Prospectus Summary, page 1

3. Please revise your Prospectus Summary to disclose, if true, that:
   - The Trust is a passive investment vehicle that does not seek to generate returns beyond tracking the price of bitcoin;
   - The Trust, the Sponsor and the service providers will not loan or pledge the Trust's assets, nor will the Trust's assets serve as collateral for any loan or similar arrangement; and
   - The Trust will not utilize leverage, derivatives or any similar arrangements in seeking to meet its investment objective.

Bitcoin and the Bitcoin Network, page 2

4. We note your response to prior comment 4 and re-issue in part. Please provide support for your citation to the volume and dollar amount of Bitcoin Futures contracts that were traded, the Office of the Comptroller of the Currency's confirmation that national banks may provide custody services for bitcoin and other virtual currencies, and your statement of "the advent and increasing prevalence of significant insurance on custodied assets held at third-party custodians."

The Trust's Service Providers
The Bitcoin Custodian, page 5

5. We note that the Sponsor may, in its sole discretion, add or terminate other bitcoin custodians, or change the custodian for the Trust's bitcoin holdings, but it will have no obligation to do so or to seek any particular terms for the Trust from other such custodians. Please revise to clarify how and when the Sponsor will notify investors of any such decisions.

Risk Factors, page 9

6. Please revise your disclosure to address the risks related to the Bitcoin Custodian, Cash Custodian and the Liquidity Providers acting in the same capacities for competing products, as applicable.

7. Please include risk factor disclosure to discuss the impact of the use of cash creations and redemptions on the efficiency of the arbitrage mechanism and how this compares to the use of in-kind creations and redemptions.

Risk Associated with Investing in the Trust
If The Custody Agreement Is Terminated, page 29

8. Please revise to enhance this risk factor to address the risks associated with having to replace Gemini Clearing or the Liquidity Providers, including the risks associated with the insolvency, business failure or interruption, default, failure to perform, security breach, or other problems affecting Gemini Clearing or the Liquidity Providers.

<u>Bitcoin, Bitcoin Market, Bitcoin Exchanges and Regulation of Bitcoin, page 48</u>

9. Please revise your disclosure to clarify whether there is any circumstance under which the Trust would retain or hold any incidental rights. In addition, please revise to disclose whether there would be any difference in how the Trust handles incidental rights via fork as compared to airdrops.

<u>Net Asset Value Determinations</u>
<u>Calculation of NAV and NAV per Share, page 57</u>

10. We note your response to prior comment 18 and re-issue. Please revise your disclosure to provide a sample calculation or other similar disclosure to explain how the "equal-weighted average" of the "volume-weighted median price" is calculated.

11. Please revise to disclose the frequency and intervals at which the IIV is updated throughout the trading day and where the calculation is published.

<u>Additional Information About the Trust</u>
<u>The Trust's Fees and Expenses, page 61</u>

12. We note your responses to prior comments 23 and 24 and re-issue in part. We note that the Sponsor Fee will accrue in U.S. dollars daily and be payable in U.S. dollars *or* bitcoin monthly in arrears (*emphasis added*). We also note that the Sponsor from time to time will sell bitcoin, which may be facilitated by the Bitcoin Custodian, in such quantities as may be necessary to permit the payment of Trust expenses and liabilities not assumed by the Sponsor, and the amount of bitcoin to be sold may vary from time to time depending on the level of the Trust's expenses and liabilities and the market price of bitcoin. Please revise to describe:
    * The mechanics of how the Trust's bitcoins will be exchanged for U.S. dollars to pay the Trust's expenses and liabilities, including whether the Bitcoin Custodian will use a third party or affiliate to assist in the sale of the Trust's bitcoins, and if so, disclose any risks or conflicts of interests that may exist in connection with how the Bitcoin Custodian arranges for the sale of the Trust's bitcoins; and
    * How you calculate the market price of bitcoin for the payment of Trust expenses and liabilities.

<u>The Trust's Service Providers</u>
<u>The Bitcoin Custodian's Role in the Clearing Agreement, page 71</u>

13. We note your response to prior comment 26 and re-issue in part. Please revise to describe Gemini Clearing's experience and operating history, its policies and procedures with respect to any assets held by it on behalf of the Trust, the form and manner in which Gemini Clearing will be compensated, who will be responsible for any fees associated with bitcoin transactions between the Authorized Participants, Bitcoin Custodian and Gemini Clearing, and any potential or existing conflicts of interest involving Gemini

Clearing.

Custody of the Trust's Assets, page 73

14.   Please revise to provide support for your statement that the Bitcoin Custodian has a "proven track record" of providing custody, clearing/settlement, and other capital markets services specifically designed for digital asset exchange-traded funds and other fund vehicles. Please also revise to disclose when the Bitcoin Custodian commenced operation and the number of bitcoin ETFs the Bitcoin Custodian custodies and supports.

15.   We note your response to prior comment 30 and re-issue in part. Please revise to include the geographic location where the private keys will be stored, and disclose whether any entity will be responsible for verifying the existence of the bitcoins.

Plan of Distribution
Authorized Participants, page 77

16.   Please revise to describe the "certain circumstances as detailed in the Authorized Participant Agreement" where the Authorized Participants may be indemnified by the Sponsor.

Creation and Redemption of Shares, page 79

17.   You disclose in this section that the creation and redemption of shares may be done in cash or in-kind. With respect to in-kind creations and redemptions, please revise here, in your risk factors and in the summary to address the following:
   •   Please describe the risk that any registered broker-dealer that participates in the in-kind creation or redemptions of shares for bitcoin may be unable to demonstrate compliance with the applicable requirements of the federal securities laws, including the Financial Responsibility Rules; and
   •   Please also describe the potential consequences to the broker-dealer, its customers and shareholders of the Trust if any such broker-dealer is unable to comply with the federal securities laws, including the Financial Responsibility Rules, in connection in-kind creation and redemption transactions.

18.   We note your response to prior comment 34 and re-issue in part. Please revise to disclose:
   •   For a redemption in cash, how the Sponsor arranges for the sale of bitcoins in connection with such redemption and how the sale prices of such bitcoins are determined; and
   •   The impact that volatility in the spot bitcoin market may have on the Trust's ability to purchase or sell bitcoin at the same value as the Creation Basket or redemption distribution.

19.   Please revise your disclosure to discuss who bears the risk of price movements with respect to cash creations and cash redemptions. To the extent that the Trust bears the risk, please add risk factor disclosure that addresses the risks of cash creations and cash

redemptions.

Determination of Required Deposits, page 80

20. Please revise to describe how the Administrator determines the cash amount needed to purchase the quantity of bitcoin required for a Creation Basket Deposit.

Suspension or Rejection of Redemption Orders, page 82

21. We note your response to prior comment 35 and re-issue in part. Please revise to disclose whether and how Shareholders will be notified if the Trust has suspended creations and redemptions.

Governing Law; Consent to Delaware Jurisdiction, page 98

22. We note your response to prior comment 37 and re-issue in part. Please revise to state, if true, that the consent applies to actions arising under the Securities Act or Exchange Act, and there is uncertainty as to whether a court would enforce such provision.

Notes to Financial Statement
Note 2. Significant Accounting Policies
B. Investment Valuation, page F-3

23. We continue to evaluate your responses to prior comments 40 and 41 and may have further comment.

24. We note your response to prior comment 39. We further note your disclosure on pages 25 and 33 that, "to the extent the methodology used to calculate the MarketVector Bitcoin Benchmark Rate is deemed inconsistent with GAAP, the Trust will utilize a GAAP-consistent pricing source for purposes of the Trust's periodic financial statements." This disclosure continues to assert that the fair value of bitcoin may be determined by the MarketVector Bitcoin Benchmark Rate and not by the methodology disclosed on page F-3 in your accounting policies. Please revise your next amendment, or advise otherwise.

 Please contact David Irving at 202-551-3321 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Lulu Cheng at 202-551-3811 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Clifford Cone